FORM 5 Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

ANNUAL STATEMENT OF CHANGES BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,

Section 17(a) of the Public Utility Holding Company Act of 1935 or Section

30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol Shallbetter Industries, Inc. SBNS					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___ Director __ 10% Owner __ Officer (give title below) Other (specify below)
(Last)(First)(Middle) Saunders, Donald G.	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)			4. Statement for Month/Year 12/2002		7. Individual or Joint/Group Reporting (check applicable line) __ Form Filed by One Reporting Person X_ Form Filed by More than One Reporting Person
(Street) 2877 Paradise Rd. #3603 Las Vegas, NV 89109 (City)(State)(Zip)				5. If Amendment, Date of Original (Month/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Inst. 3)	2. Transaction Date (Month/Day/ Year)	3. Transaction Code (Inst. 8)	4. Securities Acquired (A) or Disposed of (D) (Inst. 3, 4, and 5)			5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year (Inst. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Inst. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Amount	(A) or (D)	Price
COMMON STOCK	7/21/2002	P	1,237,500	A	$0.266*	1,237,500	I	Held by the Don and Bonnie Saunders Family Trust
COMMON STOCK	7/21/2002	P	999,999	A	$0.266*	999,999	I	Held by the Saunders Childrens' Trust

*If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts calls warrants options, convertible securities)
1. Title of Derivative Security (Inst. 3)	2. Conversion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Inst. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Inst. 3 and 4)		8. Price of Derivative Security (Inst. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Inst. 4)	10. Ownership of Derivative Security: Direct (D) or Indirect (I) (Inst. 4)	11. Nature of Indirect Beneficial Ownership (Inst. 4)
				(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses: * The shares were purchased pursuant to a Stock Purchase Agreement dated June 21, 2002 between the Company, the Don and Bonnie Saunders Family Trust, (as Buyer and as Agent for certain nominees), and Craig Laughlin, ( "Seller").

/S/ DONALD G. SAUNDERS	2/12/2003
**Signature of Reporting Person	Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 788ff(a).

Note: File three copies of this Form, one of which must be manually signed.

If space provided is insufficient, see Instruction 6 for procedure.